 Exhibit 6.53

Sales Agreement - Surplus Property

Surplus Offer Number: 4571

Agreement, made this 29th day of September, 2017 by and between The Dow Chemical Company having its principal place of business at 2040 Dow Center, Midland, Michigan 48674 (hereinafter called "Seller") and Real Goods Solar, Inc., d/b/a RGS Energy having its principal place of business at 110 16 th Street, Suite 300, Denver, Colorado 80202 (hereinafter called "Buyer").

Buyer hereby agrees to purchase from Seller "AS IS", each and any of the surplus property items agreed to by the parties as listed in Appendix A (hereinafter individually and collectively called "ARTICLES") upon the terms set forth herein.

Any information furnished to Buyer, including manufacturer's operating instructions, etc., for materials being sold as ARTICLES, whether manufactured by Seller or others, constitutes all information available from Seller, even though such information may not necessarily be accurate, current or complete. Therefore, Buyer is urged to contact all other possible information sources, be they the manufacturer (if other than Seller), previous owners or users. Moreover, modifications and/or alterations to ARTICLES may render whatever information is obtained of little or no value. Therefore, Buyer must determine the extent of its reliance on obtainable information, regardless of the source.

The price is exclusive of State and/or local and Use Taxes. Buyer will remit the amount of such taxes directly to Seller in addition to the price, unless Buyer furnishes a valid sales and tax exemption certificate, herewith.

The Terms and Conditions attached hereto are part of this Agreement as Appendix B effectively as though they preceded the signatures of Buyer and Seller; if these Terms and Conditions conflict with any invoices or other contracts or agreements previously signed by the parties, those conflicting provisions are superseded herein. This Agreement shall constitute a binding agreement as of the date set forth above when signed by authorized representatives of the parties.

Seller: The Dow Chemical Company By: /s/ Frank Voet Name: Frank Voet Title: Sourcing Manager Date: 29-Sep-17	Buyer: Real Goods Solar Inc., d/b/a RGS Energy By: /s/ Dennis Lacey Name: Dennis Lacey Title: CEO Date: 10/2/17

DOW CONFIDENTIAL - Do not share without permission

Appendix A

DOW Asset List
Mold Inventory - EM
CLC Mold#	Mold Part#	Asm Part #	GMID	Description	Quantity
4089	219125	219120	99034760	Bottom, Left Starter Assy (BL-)	lmold
4090-21	219130	219130	99034800	Bottom, Center Molded Part (B)	1 mold & 4 inserts
	219130	219131	99036897	Bottom, Center Left Stepout Molded Part (B)
	219130	219132	99036898	Bottom, Center Right Stepout Molded Part (B)
4090-23	219150	219150	99034803	Bottom, Left Full Assy (BL+)
	219150	219156	99036926	Bottom, Left Full wl Stepout Assy (BL+)
4090-41	219140	219140	99034802	Bottom, Right Full Assy (BR+)
	219140	219146	99036927	Bottom, Right Full wl Stepout Assy (BR+)
4091	219205	219200	99034805	Left Assy (L)	lmold
4092	219225	219210	99034813	Right Assy (R)	lmold
4093	219235	219231	99034819	Top Left Full Return (TL+)	lmold
4094	219245	219240	99034818	Top Right Full Return (TR+)	lmold
4095	219300	219305	99034855	Cap, Full Assy (T)	lmold
4096	219340	219340	99034858	Top Left Small Assy (TL-)	lmold
4097	219330	219330	99034862	Top Right Small Assy (TR-)	lmold
4098	219250	NIA	99052775	Connector Cover Cap PCS	lmold
4099	210615	210615	99029271	Small Integrated Frame (SIF)	lmold
4100	219405	219405	99034864	Step In Right Assy	lmold
4101	219425	219425	99034863	Step In Left Assy	lmold
4106	219675	219675	NIA	Short Strain Relief	lmold

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Mold Inventory - FPU
Mold Part#	Asm Part #	GMID	Description	Quantity
210151	210151		Base Plate	lmold
			Lamination Frames	46
			Lamination "Silicone Keepers"	Misc

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Appendix B

Terms and Conditions - United States

1.       Definitions:

2.       As used herein, (a) "Seller" shall mean the legal entity that is listed on the first page of the Sales Agreement; (b) "Buyer" shall mean the person whose offer is accepted in writing by Seller; (c) 11Articles" shall mean the items of property listed on Invitation to Bid, in a Catalog or on the front side hereof; and (d) "Person" shall be construed to imply both the plural and the singular, as the case may demand, and shall include corporations, companies, associations, societies and municipal corporations as well as individuals.

3.       General Information: Unless otherwise specified, offers shall be for the purchase of Articles FCA seller's premises - Incoterms 2010 apply.

4.       Hazardous Chemicals and Other Hazardous Materials:

Buyer is warned and acknowledges that any Articles which Buyer may hereafter purchase from Seller, pursuant to any offer accepted by Seller and subject to the terms and conditions set forth herein, may bear or contain hazardous chemicals or other hazardous materials which may be, or may become by chemical reaction or otherwise, directly or indirectly, hazardous to life, to health or to property by reason of toxicity, flammability, explosiveness or for other similar or different reasons, during use, handling, cleaning, reconditioning, disposal, or at any other time after the Article leaves the possession and control of the Seller. Buyer does hereby agrees to indemnify and hold harmless the Seller from any and all liability and or claims directly or indirectly resulting from the presence of the aforesaid chemicals or materials, including, but not limited to, any and all liability directly or indirectly resulting from the failure of Seller to give more specific warning with respect to individual Articles or from the inadequacy of any warning and including all including, but not limited to, liability under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund"), any analogous state law or any and all other laws, regulations, rules, or ordinances concerning protection of the environment, in effect as of the date of this Agreement or as may be enacted or promulgated at any time in the future.

5.       Conditions and Description of Articles:

(i) All Articles are purchased and sold subject to the terms and conditions set forth in this Agreement. Articles are purchased and sold "AS IS" and "WITH ALL FAULTS." The description of individual Articles is based on the best information available to the responsible sales personnel of Seller. Seller, however, makes no warranty, express or implied as to the description of any of the Articles. "SELLER MAKES NO EXPRESS WARRANTY, EXCEPT THAT IT OWNS THE ARTICLES. NO WARRANTIES, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, SHALL BE IMPLIED." Buyer assumes all risk and liability whatsoever resulting from the possession, use, or disposition of Articles.

(ii)       Buyer assumes the entire responsibility and liability for and will protect, indemnify and hold harmless Seller, its agents, servants and employees from and against any and all liabilities, damages, fines, penalties, losses, expenses, demands and claims of every character whatsoever made against Seller, its agents, servants, and employees by Buyer, any agent, servant or employee of Buyer, any subsequent purchasers, any agent, servant or employee of any subsequent purchaser, any lessor or lessee, any agent, servant or employee of any lessor or lessee, or any other person because of injury or illness or alleged injury or illness (including death) or property damage, actual or alleged, whether caused by the SOLE negligence of Seller, the concurrent negligence of Seller with Buyer, any agent, servant or employee of Buyer, any subsequent purchasers, any agent, servant or employee of any subsequent purchaser, any lessor or lessee, any agent, servant or employee of any 1 essor or lessee, or any other person or otherwise, arising out of, resulting from or in any way connected with the operation, maintenance, possession, use, transportation or disposition of the Articles, including but not limited to that caused by hazardous chemicals or other hazardous material on or in them, or of the possession, operation, maintenance, transportation, use or disposition of the Articles by subsequent purchasers, lessors, owners, lessees, or any other person, including that caused by hazardous chemicals or other hazardous material on or in the Articles. Buyer agrees to defend any suit, action or cause of action brought against Seller, its agents, servants or employees based on any such alleged injury, illness or damage and to pay all damages, costs expenses, including attorney's fees in connection therewith or resulting therefrom.

(iii)       Buyer agrees to give warning of the possible hazard to any person or persons to whom Buyer resells or gives or delivers the Articles or whom Buyer can reasonably foresee may be exposed to their hazards; this Agreement in no way limits Buyer's agreement contained in (ii) of this subsection 4.

(iv)       Buyer agrees to remove any and all trademarks, labels, distinctive markings and designs of Seller which may appear on the Articles or on the packaging material therefor at the time of delivery of same to the Buyer and to refrain from making any use of such trademarks, labels, distinctive markings and designs.

6.R       eserved Right of Seller:

Seller reserves the right to reject any or all offers and, unless otherwise specified by Seller, to accept any one item or group of items in the Agreement, as may be in the best interest of Seller.

7.       Title and Risk of Loss:

Title to and risk of loss of all Articles purchased by Buyer shall pass to Buyer upon Seller's delivery to carrier at shipping point. Until the purchase price and all other charges payable by Buyer are received in full, Seller will retain a security interest in the Articles under the Uniform Commercial Code. If requested by Seller, Buyer promises to execute such documents as may be necessary or required for Seller to perfect and protect such security interests.

8.       Failure to Perform:

In the event the Buyer fails to make payment as required in Paragraph 9, or if obligated to remove any Articles fails to do so within a 30 day period, Buyer agrees that Buyer shall: (1) lose all right, title and interest which he might otherwise have acquired in and to the Articles; and, (2) reimburse Seller for all costs, including attorney's fees, arising out of Buyer's failure to perform.

9.       Force Majeure:

Neither Seller nor Buyer shall be liable for its failure to perform hereunder due to any contingency beyond its reasonable control, including acts of God, fires, floods, wars, sabotage, accidents, labor disputes or shortages, governmental laws, ordinances, rules and regulations, whether valid or invalid (including, but not limited to, priorities, requisitions, allocations, and price adjustment restrictions), inability to obtain material, equipment or transportation, and any other similar or different contingency.

10.       Payment:

This Sales Agreement is made for and in consideration of the covenants herein contained and a single payment of one dollar ($1.00) cash in hand, the receipt and sufficiency of which is acknowledged.

11.       Taxes: Buyer shall pay the amount of any tax or any charge now or hereafter imposed by law upon, with respect to, or measured by the sale, shipment, or price of any Article sold hereunder.

12.       Modification:

Buyer understands and agrees that (a) no modification or waiver of the Terms and Conditions hereof shall be effective unless made by an authorized representative of Seller in writing addressed to Buyer and specifically referring to this document; (b) no course of action on the part of Seller shall be deemed to modify these "Terms and Conditions"; and (c) Seller's acknowledgment or acceptance of anything in writing from Buyer which is in conflict with these "Terms and Conditions" and any subsequent delivery of Articles shall not constitute a modification or waiver of these "Terms and Conditions".

13.       Non-Waiver: Failure of Seller to exercise any right under this Agreement upon one occasion shall not waive the right to exercise the same on another occasion.

14.       Compliance with Laws:

(a)       All permits, licenses and governmental approvals of whatever nature relating to the handling, purchase, labeling, possession, transportation, storage, processing, maintenance, use and/or disposition of Articles after delivery to Buyer shall be obtained by Buyer, at its own expense, and Buyer hereby represents that it has obtained all such permits, licenses and governmental approvals and will furnish copies of same to Seller upon request.

(b)       Buyer shall comply with all laws and ordinances and all governmental orders, rules and regulations relating in any way to its purchase, possession, transportation, storage, processing, maintenance, handling, labeling, use and/or disposition of Articles; to the labor, equipment, and facilities used in connection therewith; and to the protection of the public health, safety, or environment with respect to its transportation, handling, use or disposition of Articles. Buyer shall indemnify and hold harmless Seller against all fines, penalties, assessments, damages and other liability of whatever nature arising out of or resulting from Buyer's failure to comply with this Paragraph.

15.       Asbestos Containing Material in Used Article:

Certain components of Articles sold by Seller to Buyer may contain asbestos material. Common examples are gaskets on used valves, vessels, heat exchangers, etc., any packing m valves, pumps, mechanical equipment, etc. Buyer hereby acknowledges that it is fully competent and has sufficient knowledge to safely handle asbestos containing Articles and agrees to assume all liabilities incurred in the use and disposal of Articles including any resulting from Buyer not following Federal and State laws , rules, regulations, etc.

16.       Miscellaneous:

The validity, interpretation and performance of this Agreement with respect to Articles delivered or to be delivered hereunder shall be governed by the law of the State of Michigan, without reference to its principles of conflict of laws. This Agreement contains all of the representations and agreements of the parties hereto pertaining to the subject matter hereof, and there are no oral understandings , representations or warranties affecting it. This Agreement shall be binding upon and endure to the benefit of the respective successors and assigns of each of the parties hereto, but any assignment hereof by Buyer without the prior written consent of Seller shall be void. Neither course of performance nor course of dealing nor usage of trade shall be used to interpret, construe, qualify, explain or supplement any of the terms of this Agreement.